

Mark Ciociola · 3rd

Chief Executive Officer at Fan Owned Club

Greater Salt Lake City Area · 69 connections · Contact info

 **Fan Owned Club**

 **Florida State Universi**

Experience



Chief Executive Officer

Fan Owned Club

Mar 2019 – Present · 1 yr 2 mos

Greater Nashville Area, TN

Developing Austria's FC Pinzgau Saalfelden into a truly global club, empowering fans worldwide a unique opportunity to participate, dictate and aspire

President

Hope Springs Eternal Publishing, LLC

Mar 2009 – Present · 11 yrs 2 mos

*Driving consistent, double digit sales and profit growth as president of multi-unit marketing franchise
*Specialist in the tourism and hospitality market with expertise in print, digital and social media
*Turned around two failing franchise units
...see mor

Founder

Raccoon Ridge Properties

Oct 2005 – May 2011 · 5 yrs 8 mos

Bryson City, NC

Raccoon Ridge Properties opened in 2005 to provide unforgettable Smoky Mountain experiences fo guests and strong revenue growth for its owners. We offered a single stop for vacation rental in the heart of America's most visited National Park.



Real Estate Broker

Prudential Great Smokys Realty

Jul 2009 – Sep 2010 · 1 yr 3 mos

Bryson City, NC

Assisted individuals in finding their dream home!



Real Estate Broker

CENTURY 21®

Dec 2006 – Jul 2009 · 2 yrs 8 mos

Bryson City, NC

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Education



Florida State University

Master's degree, Sports Administration

2002 – 2003



University of Wisconsin-Madison

Bachelor of Arts (B.A.), Communication and Media Studies

1999 – 2002



